Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges

	For the three months ended March 31,		For the years ended December 31,
(dollars in millions)	2014	2013	2013	2012	2011	2010	2009
Earnings:
Income (loss) before income taxes	$203	$197	$786	$762	$581	$365	$(70)
Less: Interest and penalties on tax liabilities	(3)	—	(1)	(1)	(7)	5	(19)

Income (loss) before income taxes after interest on tax liabilities	206	197	787	763	588	360	(51)
Plus: Fixed charges	30	35	136	160	181	231	564

Earnings, including interest on deposits	236	232	923	923	769	591	513
Less: Interest on deposits	11	15	55	70	90	115	372

Earnings, excluding interest on deposits	$225	$217	$868	$853	$679	$476	$141

Fixed charges:
Interest expense	$25	$30	$112	$135	$156	$207	$538
Interest portion of rental expense	5	6	24	25	25	24	26

Total fixed charges	30	36	136	160	181	231	564
Less: Interest on deposits	11	15	55	70	90	115	372

Total fixed charges, excluding interest on deposits	$19	$21	$81	$90	$91	$116	$192

Earnings to fixed charges:
Excluding interest on deposits	11.60x	10.21x	10.73x	9.53x	7.44x	4.10x	(a )
Including interest on deposits	7.71x	6.41x	6.81x	5.78x	4.25x	2.55x	(a )

(a)	For the year ended December 31, 2009, earnings were insufficient to cover combined fixed charges, excluding or including interest on deposits, by $51,000,000.

Amounts for both the three-month period ended March 31, 2014 and prior periods have been updated to reflect the retrospective adoption of Accounting Standards Update (ASU) 2014-01 in the first quarter 2014. ASU 2014-01 provided for changes to the accounting for affordable housing projects that qualify for the low-income housing tax credit.